Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

MAY 11, 2011

TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH® INC.

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders of Oncolytics Biotech Inc. (the “Corporation”) will be held at the Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, M5H 2L2 on Wednesday, May 11, 2011 at 4:30 p.m. ET, and at any adjournment thereof. The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1.	the receipt of the audited financial statements of the Corporation for the year ended December 31, 2010, together with the auditors’ report thereon;

2.	the fixing of the number of directors of the Corporation for the ensuing year at nine (9);

3.	the election of directors of the Corporation for the ensuing year;

4.	the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration; and

5.	the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Information Circular dated March 24, 2011 (the “Information Circular”) for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 4:30 p.m. ET on Monday, May 9, 2011 which is two days (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation. Only persons registered as holders of common shares on the records of the Corporation as of the close of business on March 24, 2011 are entitled to receive notice of the Meeting.

DATED as of the 24th day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Dr. Bradley G. Thompson President and Chief Executive Officer